SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Sisecam Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

172464 109

(CUSIP Number)

Eric Dumford

Five Concourse Parkway

Suite 2500

Atlanta, Georgia 30328

Telephone: (770) 375-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 172464 109

1	NAMES OF REPORTING PERSONS Ciner Enterprises Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 14,551,000 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,551,000 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 73.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

Represents 14,551,000 common units representing limited partner interests of Sisecam Resources LP (“Sisecam Resources” or the “Issuer”) held of record by Sisecam Chemicals Wyoming LLC, a Delaware limited liability company (“New Wyoming”), as successor by conversion to Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”). New Wyoming is a wholly owned subsidiary of Sisecam Chemicals Resources LLC, a Delaware limited liability company (“New Resources”), and successor by conversion to Ciner Resources Corporation, a Delaware corporation (“Ciner Corp”). Ciner Enterprises Inc., a Delaware corporation (“Ciner Enterprises”), may be deemed to share beneficial ownership of such common units as a result of its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

1	NAMES OF REPORTING PERSONS WE Soda Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, AF (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 14,551,000 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,551,000 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 73.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

WE Soda Ltd (“WE Soda”), may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which WE Soda’s direct subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

1	NAME OF REPORTING PERSON Kew Soda Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 14,551,000 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,551,000 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Approximately 73.5%**
14	TYPE OF REPORTING PERSON OO

*

Kew Soda Ltd, (“Kew Soda”), may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which Kew Soda’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

1	NAMES OF REPORTING PERSONS Akkan Enerji ve Madencilik Anonim Şirketi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 14,551,000 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,551,000 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 73.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Akkan Enerji ve Madencilik Anonim Şirketi (“Akkan”) may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which Akkan’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources.

**	Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

1	NAMES OF REPORTING PERSONS Turgay Ciner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 14,551,000 common units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 14,551,000 common units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,551,000 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 73.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Turgay Ciner (“Mr. Ciner”) may be deemed to share beneficial ownership of the 14,551,000 common units representing limited partner interests in the Issuer of which Mr. Ciner’s indirect subsidiary, Ciner Enterprises, may be deemed to share beneficial ownership through its 40% interest in New Resources due to his 100% ownership of Akkan, an indirect parent of Ciner Enterprises.

**	Calculation of percentage is based on a total of 19,799,791 common units outstanding on January 31, 2023.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2015, as amended by the Amendment No. 1 filed with the SEC on November 15, 2016, further amended by the Amendment No. 2 filed with the SEC on February 22, 2018, further amended by the Amendment No. 3 filed with the SEC on November 22, 2021, further amended by the Amendment No. 4 filed with the SEC on December 21, 2021, and further amended by the Amendment No. 5 filed with the SEC on July 6, 2022 (as amended, the “Schedule 13D”) by Ciner Holding, Ciner Corp., Ciner Enterprises, WE Soda, Kew Soda, Akkan, and Turgay Ciner, a Turkish citizen (“Mr. Ciner” and collectively with Ciner Enterprises, WE Soda, Kew Soda, and Akkan, the “Reporting Persons”). This Amendment amends the information disclosed in the Schedule 13D as set forth herein.

Item 1. Security and Issuer

No change to this Item.

Item 2. Identity and Background

No change to this Item.

Item 3. Source and Amount of Funds or Other Consideration

No change to this Item.

Item 4. Purpose of Transaction

The information in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 1, 2023, the Issuer and its general partner, Sisecam Resource Partners LLC, a Delaware limited liability company (the “Partnership GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Wyoming, a wholly owned subsidiary of New Resources, and Sisecam Chemicals Newco LLC, a Delaware limited liability company and a wholly owned subsidiary of New Wyoming (“Merger Sub”, and together with New Wyoming, the “Parent Parties”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a direct wholly owned subsidiary of the Partnership GP and New Wyoming (the “Merger”).

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement. All information deemed to be filed (and not furnished) in the Current Report on Form 8-K filed with the SEC on February 1, 2023 by the Issuer along with the exhibits attached thereto, including the Merger Agreement, is incorporated by reference in its entirety herein.

Item 5. Interest in Securities of the Issuer

The information in subparagraphs (a), (b) and (c) is hereby amended and restated in its entirety by the following:

(a) New Wyoming is the record and beneficial owner of 14,551,000 common units, which, based on 19,799,791 common units outstanding as of January 31, 2023, represents 73.5% of the outstanding common units of the Issuer.

None of Ciner Enterprises, WE Soda, KEW Soda, Akkan or Mr. Ciner directly owns any common units of the Issuer; however, Ciner Enterprises, as the owner of 40% of the ownership interests in New Resources, WE Soda, as the owner of all the ownership interests of Ciner Enterprises, Kew Soda, as the owner of all of the ownership interests of WE Soda, Akkan, as the owner of all of the ownership interests of Kew Soda, and Mr. Ciner, as the owner of all of the ownership interests of Akkan, may be deemed to share with Turkiye Sise ve Cam Fabrikalari A.S (“Sisecam”) the beneficial ownership of the 14,551,000 common units representing 73.5% of the outstanding common units of the Issuer held of record by New Wyoming and beneficially by New Resources as of the date hereof.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) Except as described elsewhere in this Amendment, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has affected any transactions in the common units during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.    Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibits:

Exhibit K – Current Report on Form 8-K of Sisecam Resources LP, filed with the Securities and Exchange Commission on February 1, 2023 (File No. 001-36062).

Exhibit L – Agreement and Plan of Merger, dated February 1, 2023, by and among Sisecam Chemicals Wyoming LLC, Sisecam Chemicals Newco LLC, Sisecam Resources LP and Sisecam Resource Partners LLC (incorporated by reference to Exhibit 2.1 to Sisecam Resources LP’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 1, 2023 (File No. 001-36062)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

TURGAY CINER

By:	/s/ Turgay Ciner
Name:	Turgay Ciner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

AKKAN ENERJI VE MADENCILIK ANONIM ŞIRKETI

By:	/s/ Gursel Usta
Name:	Gursel Usta
Title:	Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

Kew SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name:	Mehmet Ali Erdogan
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

WE SODA LTD

By:	/s/ Mehmet Ali Erdogan
Name:	Mehmet Ali Erdogan
Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 2, 2023

CINER ENTERPRISES INC.

By:	/s/ Tarlan Ogüz Erkan
Name:	Tarlan Ogüz Erkan
Title:	President and CEO